Dreyfus New Jersey Municipal Money Market Fund, Inc.
Statement of Investments
10/31/2004 (Unaudited)

Tax Exempt Investments--99.9%	Principal Amount ($)		Value ($)
Atlantic Highlands, GO Notes, BAN			
2%, 12/9/2004	1,050,000		1,050,861
Bayshore Regional Sewer Authority			
Sewer Revenue, Refunding			
5%, 5/1/2005 (Insured; MBIA)	1,100,000		1,119,368
Bergen County Improvement Authority, MFHR			
VRDN (Kentshire Apartments Project)			
1.78% (Insured; FNMA and Liquidity Facility; FNMA)	9,000,000	a	9,000,000
Brick Township, GO Notes, BAN			
2%, 2/11/2005	4,000,000		4,004,746
Camden County Improvement Authority, Revenue			
VRDN (Cooper Health System Project)			
1.86% (LOC; Commerce Bank N.A.)	7,000,000	a	7,000,000
East Brunswick Township, GO Notes, BAN			
1.75%, 3/18/2005	3,600,000		3,606,652
Essex County Improvement Authority			
Private Schools Revenue, VRDN			
(The Children's Institute Project)			
1.85% (LOC; Wachovia Bank)	1,580,000	a	1,580,000
Hopatcong Borough, GO Notes, BAN			
3%, 9/23/2005	1,822,000		1,842,797
Hudson County, GO Notes, BAN			
3%, 9/21/2005	3,850,000		3,891,929
Mahwah Township, GO Notes, BAN			
2.375%, 1/14/2005	3,250,000		3,256,637
Marlboro Township Municipal Utilities Authority, GO Notes			
2%, 12/10/2004	2,200,000		2,201,876
Monmouth County Improvement Authority			
Revenue:			
Correctional Facilities			
Refunding 4.375%, 8/1/2005	710,000		723,770
Governmental Loan Program:			
2.50%, 12/1/2004 (Insured; AMBAC)	560,000		560,609
Refunding 3.50%, 4/15/2005 (Insured; AMBAC)	1,020,000		1,030,741
Montclair Township, GO Notes			
1.75%, 3/18/2005	8,000,000		8,014,782
Morristown, GO Notes, TAN			
1.80%, 2/18/2005	1,000,000		1,000,426
Township of Mount Laurel, GO Notes, BAN			
3%, 6/24/2005	1,300,000		1,310,278
State of New Jersey, GO Notes:			
2%, 4/1/2005	1,505,000		1,508,574
Refunding 5.625%, 2/15/2005	5,515,000		5,576,323
New Jersey Building Authority, Building Revenue			
VRDN, Putters Program			
1.77% (Insured; MBIA and Liquidity Facility;			
JPMorgan Chase Bank)	5,580,000	a	5,580,000
New Jersey Economic Development Authority:			
Industrial Revenue, CP (Keystone Logan)			
1.83%, 1/19/2005 (LOC; Banque Paribas)	5,000,000		5,000,000
VRDN:			
EDR:			
(A. F. L. Quality Inc. Project)			
1.80% (LOC; Bank of America)	1,400,000	a	1,400,000
(The Center School Project)			
1.77% (LOC; Bank of America)	1,200,000	a	1,200,000
(Institute of Electrical Engineers)			
1.80% (LOC; Wachovia Bank)	2,925,000	a	2,925,000
(Kenwood USA Corp. Project)			
1.77% (LOC; The Bank of New York)	6,000,000	a	6,000,000

(Meridian Assisted Living Shrewsbury)			
1.80% (Insured; FNMA and Liquidity Facility; FNMA)	4,000,000	a	4,000,000
(Office Center Associates Project)			
1.77% (LOC; Bank of America)	2,050,000	a	2,050,000
Refunding:			
(Airis Newark LLC Project)			
1.75% (Insured; AMBAC and Liquidity Facility; KBC Bank)	4,800,000	a	4,800,000
(Jewish Community Metropolitan West)			
1.80% (LOC; Wachovia Bank)	1,000,000	a	1,000,000
(R. Realty Co. Project)			
1.80% (LOC; Wachovia Bank)	1,575,000	a	1,575,000
(Republic Services Inc. Project)			
1.80% (LOC; Bank of America)	2,000,000	a	2,000,000
(Stamato Realty LLC Project)			
1.81% (LOC; Valley National Bank)	4,130,000	a	4,130,000
(Superior Bakers Inc.)			
1.79% (LOC; PNC Bank N.A.)	2,135,000	a	2,135,000
Industrial Revenue:			
(Buchanan and Zweigle Project)			
1.92% (LOC; Wachovia Bank)	2,555,000	a	2,555,000
(Falcon Safety Products Project)			
1.79% (LOC; PNC Bank N.A.)	2,835,000	a	2,835,000
(RFC Container Co. Inc.)			
1.79% (LOC; PNC Bank N.A.)	1,445,000	a	1,445,000
Manufacturing Facilities Revenue			
(Rennoc Corp./Santa's Best Project)			
1.90% (LOC; ABN-AMRO)	1,305,000	a	1,305,000
PCR, Refunding			
(Hoffman La Roche Inc.)			
1.75% (LOC; Wachovia Bank)	12,365,000	a	12,365,000
Revenues:			
(CPC Behavioral Health Care)			
1.85% (LOC; Wachovia Bank)	3,595,000	a	3,595,000
(Developmental Disabilities)			
1.85% (LOC; Wachovia Bank)	2,605,000	a	2,605,000
(Four Woodbury Mews Project)			
1.86% (LOC; Bank of America)	6,600,000	a	6,600,000
(Presbyterian Homes)			
1.76% (LOC; Commerce Bank N.A.)	5,000,000	a	5,000,000
(School Facilities Construction)			
1.79% (Insured; AMBAC and Liquidity Facility; The Bank of New York)	2,000,000	a	2,000,000
(Three Woodbury Mews Project)			
1.86% (LOC; Bank of America)	9,525,000	a	9,525,000
(Young Men's Christian Association)			
1.85% (LOC; Wachovia Bank)	1,530,000	a	1,530,000
School Revenue:			
Refunding (Blair Academy)			
1.80% (LOC; Wachovia Bank)	5,240,000	a	5,240,000
(Stuart Country Day School)			
1.78% (LOC; Allied Irish Bank PLC)	2,600,000	a	2,600,000
Special Facilities Revenue			
(Port Newark Container LLC)			
1.79% (LOC; Citibank N.A.)	20,700,000	a	20,700,000
Thermal Energy Facilities Revenue			
(Thermal Energy Limited)			
1.77% (LOC; Bank One)	1,800,000	a	1,800,000
Water Facilities Revenue			
Refunding (United Water New Jersey Project)			
1.81% (Insured; AMBAC and Liquidity Facility; The Bank of New York)	200,000	a	200,000
New Jersey Educational Facilities Authority			
College and University Revenue, VRDN			
(Caldwell College)			
1.80% (LOC; Allied Irish Bank)	5,935,000	a	5,935,000
New Jersey Environmental Infrastructure Trust, Revenue			
VRDN, Municipal Securities Trust Receipts			
1.80% (Liquidity Facility; JPMorgan Chase Bank)	500,000	a	500,000
New Jersey Health Care Facilities Financing Authority			
Revenue, VRDN (RWJ Health Care Corp.)			
1.78% (LOC: Commerce Bank N.A. and The Bank of New York)	24,680,000	a	24,680,000
New Jersey Housing and Mortgage Finance Agency, Revenue:			
SFHR:			
1%, 4/1/2005	9,355,000		9,331,936
1.05%, 4/1/2005	9,000,000		8,975,947
VRDN:			
Revenue, Merlots Program			
1.85% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	1,580,000	a	1,580,000
SFHR 1.80%	8,720,000	a	8,720,000

New Jersey Transit Corporation, Revenue, GAN			
5.50%, 2/1/2005 (Insured; AMBAC)	9,500,000		9,594,413
New Jersey Transportation Trust Fund Authority			
Revenue, VRDN, Merlots Program 1.80% (Insured; FSA			
and Liquidity Facility; Wachovia Bank)	4,055,000	a	4,055,000
New Jersey Turnpike Authority			
Turnpike Revenue, VRDN			
Merlots Program 1.80% (Insured; MBIA			
and Liquidity Facility; Wachovia Bank)	11,680,000	a	11,680,000
Newark Housing Authority, MFHR, VRDN			
1.90% (Liquidity Facility; Merrill Lynch)	4,630,000	a	4,630,000
North Plainfield, GO Notes, BAN			
3%, 6/29/2005	2,600,000		2,621,000
County of Passaic, GO Notes			
3%, 3/15/2005 (Insured; MBIA)	1,025,000		1,032,275
Paterson, GO Notes, BAN			
2.75%, 6/24/2005	10,000,000		10,053,696
Port Authority of New York and New Jersey:			
Transportation Revenue, CP:			
1.20%, 12/8/2004 (Liquidity Facility: Bank of			
Nova Scotia, JPMorgan Chase Bank and Lloyds Bank)	10,000,000		10,000,000
1.48%, 12/15/2004 (Liquidity Facility: Bank of			
Nova Scotia, JPMorgan Chase Bank and Lloyds Bank)	2,325,000		2,325,000
Revenue:			
(131st Street Series) 2%, 12/15/2004	6,015,000		6,019,229
VRDN, Putters Program 1.81% (Insured; MBIA and			
Liquidity Facility; JPMorgan Chase Bank)	3,000,000	a	3,000,000
Special Obligation Revenue, Versatile Structure			
Obligation, VRDN:			
1.74% (Liquidity Facility; Bank of Nova Scotia)	19,300,000	a	19,300,000
1.74% (Liquidity Facility; Landesbank Hessen-			
Thueringen Girozentrale)	16,000,000	a	16,000,000
Merlots Program 1.85% (Insured; MBIA and			
Liquidity Facility; Wachovia Bank)	1,605,000	a	1,605,000
Putters Program 1.81% (Insured; MBIA and			
Liquidity Facility; JPMorgan Chase Bank)	3,000,000	a	3,000,000
Rahway Redevelopment Agency, Revenue			
(Public Library Project) 1.95%, 10/29/2005	2,500,000		2,500,000
Rahway Valley Sewerage Authority, Revenue			
(Sewer Project) 2%, 1/14/2005	3,500,000		3,505,590
Red Bank Regional High School District, GO Notes			
3%, 9/30/2005	1,500,000		1,516,124
Saddle Brook Township, GO Notes, BAN			
2%, 2/4/2005	11,902,854		11,928,017
Union County Improvement Authority:			
LR, Refunding, Capital Equipment and Facilities Program			
2.25%, 4/1/2005	1,410,000		1,413,278
Revenue, VRDN (Cedar Glen Housing Corp. Project)			
1.80% (Insured; FNMA and Liquidity Facility; FNMA)	11,410,000	a	11,410,000
Township of Verona, GO Notes, BAN			
2%, 1/14/2005	2,000,000		2,003,545

Total Investments (cost $382,867,016)	99.9%	382,890,419	
Cash and Receivables (Net)	0.1%	551,299	
Net Assets	100.0%	383,441,718	

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LR**	Lease Revenue	
BAN	Bond Anticipation Notes	**MBIA**	Municipal Bond Investors Assurance	
CP	Commercial Paper		Insurance Corporation	
EDR	Economic Development Revenue	**MFHR**	Multi- Family Housing Revenue	
FNMA	Federal National Mortgage Association	**PCR**	Pollution Control Revenue	
FSA	Financial Security Assurance	**SFHR**	Single Family Housing Revenue	
GAN	Grant Anticipation Notes	**TAN**	Tax Anticipation Notes	
GO	General Obligation	**VRDN**	Variable Rate Demand Notes	
LOC	Letter of Credit			

Summary of Combined Ratings (Unaudited)

Fitch	or	**Moody's**	or	**Standard & Poor's**	**Value (%)**
F1, F1+		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	72.3
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	12.5
Not Rated c		Not Rated c		Not Rated c	15.2
					100.0

Notes to Statement of Investments:

a Securities payable on demand. Variable interest rate-subject to periodic change.
b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.
c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager
  to be of comparable quality to those rated securities in which the Fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.